Exhibit (a)(4)

B/D and RIA Use Only – Not for Distribution to Clients

February xx, 2010

Dear Financial Representative:

On January 20, 2010, MIRELF III REIT Investments II, LLC (MIRELF), a wholly owned subsidiary of Madison International Real Estate Liquidity Fund III, LP, offered to purchase up to 24,568,725 shares of Wells Real Estate Investment Trust II, Inc. (Wells REIT II) common stock at a purchase price of $3 per share. The offer was amended on January 26 to increase the shares sought to 27 million. The tender offer, its withdrawal rights, and proration period will expire at 11:59 p.m., ET, on March 10, 2010.

On February XX, 2010, the Wells REIT II Board of Directors filed a response in the form of a Schedule 14D-9 and letter to stockholders. The Board of Directors has carefully evaluated the terms of the MIRELF offer and unanimously recommends that stockholders reject it and not tender their shares. Please click on the links below to access these documents.

Should you have any questions about this matter, please call a Client Services Specialist toll-free at 800-557-4830 or send an e-mail to client.services@wellsref.com.

Sincerely,

/s/  Krister Romeyn

Krister Romeyn

Vice President, Client Services

Wells Capital, Inc.

Wells Capital, Inc. is affiliated with Wells Real Estate Funds, Inc. and Wells Investment Securities, Inc. — Distributor — Member FINRA/SIPC.